Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1. Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)

1805 – 925 West Georgia Street

Vancouver, BC V6C 3L2 CANADA

Telephone: (604) 688-3033

Facsimile: (604) 639-8873

Item 2. Date of Material Change

March 28, 2016

Item 3. News Release

The press release was disseminated through the services of Marketwired.

Item 4. Summary of Material Change

The Company announced an updated NI 43-101 Technical Report including Mineral Reserve and Resource estimates for the La Encantada Silver Mine located in the State of Coahuila, Mexico.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Keith Neumeyer, President & CEO

Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9. Date of Report

March 28, 2016